EXHIBIT 99.21

CONSENT OF DAVID MARSH

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the reports entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”), the technical information under the heading "Description of the Business – Nechalacho Project" in the AIF, and references to my name and the technical information attributed to me in connection with the Nechalacho Project Feasibility Study in the Company’s Management Discussion and Analysis for the year ended August 31, 2012 (the “MD&A”),

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to my name, the use of the Technical Report, the information derived from the Technical Report in the AIF, the technical information under the heading "Description of the Business – Nechalacho Project" in the AIF, and the information concerning the Nechalacho Project Feasibility Study in the MD&A, which are included in the annual report on Form 40-F.

Dated:  November 29, 2012

/s/ David Marsh
Name: David Marsh
Title: Senior Vice President, Metallurgy